Exhibit 99.7

NICE Named a Leader and Star Performer in Everest Group’s 2024 Conversational
AI Products PEAK Matrix Assessment

NICE scored high on both ‘Vision and Capability’ as well as the ‘Market Impact’ axis in leading analyst's
Conversational AI assessment

Hoboken, N.J., August 13, 2024 – NICE (Nasdaq: NICE) today announced that it has been recognized as a ‘Leader’ in Everest Group's Conversational AI Products PEAK Matrix® Assessment 2024 out of 25 providers evaluated. Everest Group recognized Leaders for creating a robust conversational intelligence ecosystem and expanding their conversational AI offerings across channels. Included in the reasoning for NICE’s recognition as a Star Performer, Everest Group noted the power of NICE’s Enlighten Actions in enabling users to interact with their data through natural language processing, making it easier for organizations to get more out of their data.

Together, NICE’s interaction-centric CXone platform and suite of native Enlighten AI solutions provide the foundation for NICE’s conversational AI capabilities. NICE’s Enlighten solutions are supported by CX data managed by CXone. NICE’s conversational AI strengths are evident across its Enlighten solutions including Enlighten Copilot’s AI-powered agent assistance guiding employees in real-time, Enlighten Autopilot’s intelligent self-service enabling bot-led interactions for consumers to mirror top agent-led interactions and Enlighten Actions, allowing CX leaders to interact with their data in a conversational manner.

Everest Group highlighted NICE’s “advanced conversational features such as omnichannel contextual memory, multiple intent detection, remembering context from previous conversations and channel switching.” Everest Group also noted how NICE has delivered a design environment where organizations can import interaction transcripts from their own Intelligent Virtual Agent (IVA), Autopilot and other third-party IVAs to automatically discover intents and create new workflows.

Amardeep Modi, Vice President at Everest Group, said, “One of the reasons Everest Group recognized NICE as a Star Performer is because of the enhancements NICE has made to its Enlighten suite including: new AI-powered agent assist and conversational capabilities. Organizations should consider NICE to transform how they leverage their CX data and accelerate improvements to their overall employee and customer experience.”

Barry Cooper, President, CX Division, NICE, said, “Conversational AI is revolutionizing how bots interact with people. At NICE we’ve leveraged our extensive CX experience to train our Enlighten solutions to generate contextual and easy-to-understand responses. These advancements are reinventing what’s possible with CX, fueling next-gen augmented and automated intelligence.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.